AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended	Year Ended
	September 30, 2009	December 31, 2008

Pretax earnings attributable to shareholders	$562.1	$311.7
Net earnings attributable to noncontrolling
interests in subsidiaries having fixed charges	14.6	4.2
Less undistributed equity in losses of investee	1.6	1.7
Fixed charges:
Interest on annuities	323.1	418.0
Interest expense	47.9	69.9
Debt discount and expense	.8	1.6
Portion of rentals representing interest	9.9	13.2

EARNINGS	$960.0	$820.3

Fixed charges:
Interest on annuities	$323.1	$418.0
Interest expense	47.9	69.9
Debt discount and expense	.8	1.6
Portion of rentals representing interest	9.9	13.2

FIXED CHARGES	$381.7	$502.7

Ratio of Earnings to Fixed Charges	2.52	1.63

Earnings in Excess of Fixed Charges	$578.3	$317.6

E-1